-------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                              Sabratek Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  78571 U 10 8
                                 (Cusip Number)

                       K. Shan Padda, Sabratek Corporation
          5601 West Howard Street, Niles, Illinois 60174 (847) 647-2760
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notes and Communications)


                                  April 9, 1997
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

   The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Aa but shall be subject to all other provisions of the Act (however, see the Notes).











--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------             --------------------------------
CUSIP No. 78571 U 10 8                            Page   2    of    4   Pages
          ------------
-----------------------------------             --------------------------------


--------------------------------------------------------------------------------
  1      NAME OR REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            K. Shan Padda S.S.N.:  ###-##-####
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             |_|


--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            The United States of America
--------------------------------------------------------------------------------

                            7       Sole Voting Power          478,705
      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                            8       Shared Voting Power           0
                      ----------------------------------------------------------
                            9       Sole Dispositive Power     478,705
                      ----------------------------------------------------------
                           10       Shared Dispositive Power      0

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     478,705
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                     |_|


--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.87%
--------------------------------------------------------------------------------
   14       TYPE OF PERSON REPORTING*

                     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  ----------------------------------------------
                                                               Page 3 of 4 Pages
                                  ----------------------------------------------



Item 1.           Security and Issuer.

   This Amendment to Schedule 13-D, dated April 18, 1997, filed by K. Shan Padda, relates to the common stock, par value of $.01 per share (the "Sabratek Common Stock"), of Sabratek Corporation, a Delaware corporation (the "Issuer" or "Sabratek"). The principal executive offices of the Issuer are located at 5601 West Howard Street, Niles, Illinois 60714. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2.           Identity and Background.

   This statement is being filed by K. Shan Padda, Chairman of the Board, Chief Executive Officer, Treasurer and a director of Sabratek. His business address is 5601 West Howard Street, Niles, Illinois 60714.

   During the last five years, Mr. Padda has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Padda was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

   Mr. Padda acquired 391,112 shares of Sabratek Common Stock in consideration of personal services he rendered during the incorporation of Sabratek. He purchased 315 shares of Sabratek Common Stock with his personal funds. Options (the "Options") to purchase Sabratek Common Stock were acquired pursuant to Sabratek's 1993 Employee Stock Option Plan (the "Plan") and the shares underlying the Plan are registered on a Form S-8 registration statement, of those shares, 87,278 are exercisable within 60 days. On April 9, 1997, Mr. Padda sold 30,906 shares of Sabratek Common Stock to Bear, Stearns & Co., Inc. as representative of the Underwriters named in that certain Underwriting Agreement, dated April 4, 1997, by and among Bear, Stearns & Co. Inc., Solomon Brothers Inc., Smith Barney Inc, and Jefferies & Company, Inc., as Representatives of the several Underwriters (collectively, the "Underwriters") named in Schedule I attached thereto, the Issuer and the Selling Stockholders named in Schedule II attached thereto. Those shares were sold by the Underwriters to the public pursuant to a registration statement on Form S-1 (File No. 333-23437). Mr. Padda acquired such shares upon exercise of a portion of the Options.

                                  ----------------------------------------------
                                                               Page 4 of 4 Pages
                                  ----------------------------------------------


Item 4.           Purpose of Transaction.

                                                              N/A

Item 5.           Interest in Securities of the Issuer.

   As of April 18, 1997, Mr. Padda is deemed to beneficially own 478,705 shares of Sabratek Common Stock (approximately 4.87% of the Sabratek Common Stock outstanding), which includes 87,278 shares subject to options exercisable by Mr. Padda within 60 days. The percentage of Sabratek Common Stock outstanding is calculated based upon information contained in Post-Effective Amendment No. 1 to the Issuer's Registration Statement on Form S-1 as filed pursuant to the Securities Act of 1933, as amended, which became effective on April 4, 1997 (File No. 333-23437). On April 9, 1997 Mr. Padda ceased to be the beneficial owner of more than five (5) percent of the class of securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         NONE

Item 7.           Material to be Filed as Exhibits.

         NONE



                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            April 18, 1997

                                            By:      /s/ K. Shan Padda
                                                     Name:  K. Shan Padda